EXHIBIT 5.1

[Letterhead of Rhoads & Sinon LLP]

June 1, 2009

Board of Directors

Tower Bancorp, Inc.

112 Market Street

Harrisburg, PA 17101

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (“Registration Statement”) of Tower Bancorp, Inc., a Pennsylvania corporation (“Tower”), with respect to one million shares of common stock, no par value per share, of Tower (“Tower Common Stock”), which shares are to be offered or sold pursuant to the Tower Bancorp, Inc. Dividend Reinvestment and Stock Purchase Plan (the “Plan”).

We have been requested to furnish an opinion to be included as Exhibit 5 to the Registration Statement. In conjunction with the furnishing of this opinion, we have examined such corporate documents and have made such investigation of matters of fact and law as we have deemed necessary to render this opinion.

Based upon such examination and investigation and upon the assumption that there will be no material changes in the documents we examined and the matters investigated, we are of the opinion that the shares of Tower Common Stock included in the Registration Statement have been duly authorized by Tower and that, if issued in accordance with the terms of the Plan, such shares of Tower Common Stock will be validly issued, fully paid and nonassessable under the Pennsylvania Business Corporation Law of 1988, as amended and as in effect on this date.

The opinions set forth herein are subject to the following qualifications, which are in addition to any other qualifications contained herein:

A.	We have assumed without verification the genuineness of all signatures on all documents, the authority of the parties executing such documents, the authenticity of all documents submitted to us as copies.

B.	The opinions set forth herein are based on existing laws, ordinances, rules, regulations, court and administrative decisions as they presently have been interpreted and we can give no assurances that our opinions would not be different after any change in any of the foregoing occurring after the date hereof.

C.	We have assumed without verification that with respect to the minutes of any meetings of the Board of Directors or any committees thereof of Tower or of the shareholders of Tower that we have examined, due notice of the meetings was given or duly waived, the minutes accurately and completely reflect all actions taken at the meetings and a quorum was present and acting throughout the meetings.

D.	We have assumed without verification the accuracy and completeness of all corporate records and information made available to us by Tower, including, without limitation, the number of shares of Tower Common Stock issued and outstanding.

E.	We express no opinion as to the effect or application of any laws or regulations other than the Pennsylvania Business Corporation Law of 1988 as in effect on this date. As to matters governed by the law specified in the foregoing sentence, we have relied exclusively on the latest standard compilation of such statue as reproduced in commonly accepted unofficial publications available to us.

This letter does not address any matters other than those expressly addressed herein. This letter is given for your sole benefit and use. No one else is entitled to rely hereupon. This letter speaks only as of the date hereof. We undertake no responsibility to update or supplement it after such date. In giving this consent, we do not hereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to reference us under the caption “Legal Matters” in the Prospectus included therein.

Very truly yours,

/s/ RHOADS & SINON LLP